EXHIBIT 99.1

Intellipharmaceutics Announces Cease Trade Order

TORONTO, Ontario, March 6, 2024 - Intellipharmaceutics International Inc. (OTCQB:IPCIF and TSX:IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, announced today that the Ontario Securities Commission (the “OSC”) has issued a general "failure to file" cease trade order pursuant to National Policy 11-103 – Failure to File Cease Trade Orders in Multiple Jurisdictions (the "CTO") dated March 5, 2024 in respect of the securities of the Company as a result of the Company’s inability to file its annual audited financial statements, management’s discussion and analysis, Chief Executive Officer and Chief Financial Officer certificates and annual information form for the fiscal year ended November 30, 2023 (collectively, the “Required Filings”) due February 28, 2024 (the “Filing Deadline”).

The CTO prohibits the trading, whether direct or indirect, by any person of any securities of the Company in each jurisdiction in Canada in which the Company is a reporting issuer for as long as the CTO remains in effect; however, the CTO provides an exception for beneficial securityholders of the Company who are not (and who were not as of March 5, 2024) insiders or control persons of the Company and who sell securities of the Company acquired before March 5, 2024 if both of the following criteria are met: (i) the sale is made through a "foreign organized regulated market", as defined in section 1.1 of the Universal Market Integrity Rules of the Canadian Investment Regulatory Organization and (ii) the sale is made through an investment dealer registered in a jurisdiction of Canada in accordance with applicable securities legislation.

The Company will continue to work to file the Required Filings. There is no assurance that the Company will be able to remedy its filing default and have the CTO revoked in a timely manner or at all. The Company will issue a further news release when the Required Filings have been made.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals.

Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

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Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations related to the filing of our Required Filings and the timing thereof; the issuance, duration and subsequent revocation of the CTO, if any, by the securities commissions or regulators and the timing thereof; our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities; and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties related to our ability to comply with OTCQB Venture Market and stock exchange requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “prospects”, “potential”, “continue”, “intends”, “look forward”, “could”, “would”, “projected”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the “Risk Factors” section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 registration statements (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to “we,” “us,” “our,” Intellipharmaceutics,” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:

Intellipharmaceutics International Inc.

Isa Odidi

Chief Executive Officer

416.854.0909

iodidi@intellipharmaceutics.com

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